UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

August 10, 2023

BLACK SPADE ACQUISITION CO

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40616	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central, Hong Kong	N/A
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: + 852 3955 1316

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, $0.0001 par value	BSAQ	The NYSE American LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	BSAQWS	The NYSE American LLC
Units, each consisting of one Class A ordinary share and one-half of one warrant	BSAQU	The NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On August 10, 2023, Black Spade Acquisition Co (“BSAQ”, “Black Spade” or the “Company”) announced that, in connection with its proposed business combination (the “Business Combination”) with VinFast Auto Ltd. (formally known as “VinFast Auto Pte. Ltd.,” together, “VinFast”), it intends to voluntarily delist its units, Class A ordinary shares and warrants from the NYSE American LLC (“NYSE American”), subject to the closing of the Business Combination.

The Company’s decision to voluntarily delist its units, Class A ordinary shares and warrants from the NYSE American is due to the fact that upon the consummation of the Business Combination, the Company will become a wholly owned subsidiary of VinFast, and VinFast’s ordinary shares and warrants are expected to be traded on the Nasdaq Stock Market LLC (“Nasdaq”), subject to the closing of the Business Combination.

Trading of VinFast’s ordinary shares and warrants is currently expected to begin on Nasdaq at market open on or about August 15, 2023 under the symbols “VFS” and “VFSWW”, respectively, following the consummation of the Business Combination. The last day of trading of the Company’s securities on NYSE American is expected to be on or about August 14, 2023. The delisting from NYSE American and the listing on Nasdaq are subject to the closing of the Business Combination.

Item 5.07	Submission of Matters to a Vote of Security Holders.

At the Extraordinary General Meeting held on August 10, 2023 (the “Extraordinary General Meeting”), holders of 5,372,291 Class A ordinary shares and Class B ordinary shares (collectively, the “Ordinary Shares”) of the Company, which represents 77.0% of the Ordinary Shares issued and outstanding and entitled to vote as of the record date of July 18, 2023, were represented in person or by proxy. This constituted a quorum.

The shareholders approved the Business Combination Proposal and the Merger Proposal. Although the adjournment proposal would have received sufficient votes to be approved, no motion to adjourn was made because the adjournment of the Extraordinary General Meeting was determined not to be necessary or appropriate. Set forth below are the proposals voted upon at the Extraordinary General Meeting, which are described in more detail in the definitive proxy statement/prospectus filed with the Securities Exchange Commission on July 28, 2023 (the “Proxy Statement/Prospectus”), and the final voting results.

1.

Proposal No. 1—The Business Combination Proposal—to consider and vote upon a proposal to ratify, approve and adopt by way of ordinary resolution the Business Combination Agreement, dated as of May 12, 2023, by and among Black Spade, VinFast and Nuevo Tech Limited, a Cayman Islands exempted company and wholly owned subsidiary of VinFast (“Merger Sub”), as amended by the First Amendment to Business Combination Agreement, dated as of June 14, 2023 and as may be further amended, supplemented or restated from time to time, by and among Black Spade, VinFast and Merger Sub, and the transactions contemplated therein, including the merger whereby Merger Sub will merge with and into Black Spade, with Black Spade surviving the merger as a wholly owned subsidiary of VinFast and the securityholders of Black Spade becoming securityholders of VinFast (the “Business Combination Proposal”).

The voting results were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Vote
5,371,924	367	0	N/A

2.

Proposal No. 2—The Merger Proposal—to consider and vote upon a proposal to authorize and approve by way of special resolution the Plan of Merger made in accordance with the provisions of Section 233 of the Companies Act (As Revised) of the Cayman Islands and the Business Combination (the “Merger Proposal”).

The voting results were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Vote
5,372,017	267	7	N/A

Item 7.01	Regulation FD Disclosure

The information set forth in the Item 3.01 above is incorporated into this Item 7.01 by reference. A copy of the press release issued by the Company announcing the voluntary delisting from the NYSE American is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On August 10, 2023, Black Spade and VinFast issued a joint press release announcing the results of the Extraordinary General Meeting and the anticipated closing of the Business Combination. The press release is attached hereto as Exhibit 99.2 and incorporated by reference herein.

The foregoing Exhibit 99.1 and Exhibit 99.2 are being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibits 99.1 and Exhibit 99.2.

Item 8.01	Other Events.

In connection with the shareholder vote at the Extraordinary General Meeting, the holders of 1,440,385 Class A ordinary shares of the Company properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.41 per share, for an aggregate redemption amount of approximately $15.0 million. Following the redemption in connection with the Extraordinary General Meeting, the amount of funds remaining in the trust account is approximately $13.6 million.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between Black Spade and VinFast, including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, Black Spade’s or VinFast’s expectations concerning the outlook for the VinFast’s business, productivity, plans and goals for product launches, deliveries and future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to Black Spade and VinFast, and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed within the prescribed time frame, which may adversely affect the price of Black Spade’s securities, (ii) the risk that investors of VinFast may not receive the same benefits as an investor in an underwritten public offering, (iii) the risk that the Black Spade securities may experience a material price decline after the proposed transaction, (iv) the adverse impact of any shareholder litigation and regulatory inquiries and investigations on VinFast’s business, (v) a reduction of trust account proceeds and the per share redemption amount received by shareholders as a result of third-party claims, (vi) the risk that the transaction may not be completed by Black Spade’s business combination deadline and an extension period, (vii) the risk that distributions from trust account may be subject to claw back if Black Spade is deemed to be insolvent, (viii) the ability of VinFast to get approval for listing of its ordinary shares and warrants and comply with the continued listing standards of the Nasdaq, (ix) the failure to satisfy the conditions to the consummation of the transaction, certain of which are outside of Black Spade or VinFast’s control, (x) the ability of VinFast to achieve profitability, positive cash flows from operating activities and a net working capital surplus, (xi) the ability of VinFast to fund its capital requirements through additional debt and equity financing under commercially reasonable terms and the risk of shareholding dilution as a result of additional capital raising, if applicable, (xii) risks associated with being a new entrant in the EV industry, (xiii) the risks that VinFast’s brand, reputation, public credibility and consumer confidence in its business being harmed by negative publicity, (xiv) VinFast’s ability to successfully introduce and market new products and services, (xv) competition in the automotive industry, (xvi) VinFast’s ability to adequately control the costs associated with its operations, (xvii) the ability of VinFast to obtain components and raw materials according to schedule at acceptable prices, quality and volumes acceptable from its suppliers, (xviii) VinFast’s ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers, (xix) VinFast’s ability to establish manufacturing facilities outside of Vietnam and expand capacity within Vietnam timely and within budget, (xx) the risk that VinFast’s actual vehicle sales and revenue could differ materially from expected levels based on the number of reservations received, (xxi) the demand for, and consumers’ willingness to adopt EVs, (xxii) the availability and accessibility of EV charging stations or related infrastructure, (xxiii) the unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers, (xxiv) failure to maintain an effective system of internal control over financial reporting and to accurately and timely report VinFast’s financial condition, results of operations or cash flows, (xxv) battery packs failures in VinFast or its competitor’s EVs, (xxvi) failure of VinFast’s business partners to deliver their services, (xxvii) errors, bugs, vulnerabilities, design defects or other issues related to technology used or involved in VinFast’s EVs or operations, (xxviii) the risk that VinFast’s research and development efforts may not yield expected results, (xxix) risks associated with autonomous driving technologies, (xxx) product recalls that VinFast may be required to make, (xxxi) the ability of VinFast’s controlling shareholder to control and exert significant influence on VinFast, (xxxii) VinFast’s reliance on financial and other support from Vingroup and its affiliates and the close association between VinFast and Vingroup and its affiliates and (xxxiii) conflicts of interests with or any events impacting the reputations of Vingroup affiliates or unfavorable market conditions or adverse business operation of Vingroup and Vingroup’s affiliates. The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of VinFast’s registration statement on Form F-4 filed by VinFast with the U.S. Securities and Exchange Commission (the “SEC”), Black Spade’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 10, 2023, and other documents filed by VinFast and/or Black Spade from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. VinFast and Black Spade assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither VinFast nor Black Spade gives any assurance that either VinFast or Black Spade will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by VinFast or Black Spade or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to a proposed transaction between Black Spade and VinFast. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. In connection with the business combination, VinFast filed a registration statement on Form F-4 with the SEC (as may be amended from time to time, the “Registration Statement”) on June 15, 2023, which included a proxy statement of Black Spade and a prospectus of VinFast. The SEC declared the Registration Statement effective on July 28, 2023.

The Registration Statement, including the proxy statement/prospectus contained therein, contains important information about the business combination and the other matters voted upon at the meeting of Black Spade’s shareholders approving the business combination (and related matters). Black Spade also will file other documents regarding the proposed transaction with the SEC. This document does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions.

Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Black Spade through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Black Spade may be obtained free of charge from Black Spade’s website at https://www.blackspadeacquisition.com/ or by written request to Black Spade at Black Spade Acquisition Co, Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central Hong Kong.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Black Spade and VinFast and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Black Spade’s shareholders in connection with the proposed transaction. Information about Black Spade’s directors and executive officers and their ownership of Black Spade’s securities is set forth in Black Spade’s filings with the SEC, including Black Spade’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 10, 2023. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

99.1	Press Release, dated August 10, 2023

99.2	Press Release, dated August 10, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2023

BLACK SPADE ACQUISITION CO

By:	/s/ Chi Wai Dennis Tam
Name:	Chi Wai Dennis Tam
Title:	Chairman and Co-Chief Executive Officer

[Signature Page to Form 8-K]

Exhibit 99.1

VINFAST AND BLACK SPADE ACQUISITION CO ANNOUNCE APPROVAL OF BUSINESS

COMBINATION BY BLACK SPADE’S SHAREHOLDERS

•	VinFast and Black Spade Expect to Close the Business Combination on August 14, 2023.

•	VinFast’s Ordinary Shares and Warrants Expected to Begin Trading on the Nasdaq on or around August 15, 2023 under Ticker Symbols “VFS” and “VFSWW,” respectively.

August 10, 2023 - VinFast Auto Ltd. (“VinFast”) and Black Spade Acquisition Co (NYSE: BSAQ) (“Black Spade”) today announced that their previously announced business combination (the “Business Combination”) was approved at an extraordinary general meeting (the “EGM”) of Black Spade’s shareholders on August 10, 2023.

Complete official results of the vote will be included in a current report on Form 8-K to be filed by Black Spade with the U.S. Securities and Exchange Commission (the “SEC”).

The Business Combination is expected to close on August 14, 2023. Upon such closing, VinFast will remain as the combined company, and its ordinary shares and warrants are expected to begin trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the new ticker symbols “VFS” and “VFSWW,” respectively, on or around August 15, 2023.

Madame Thuy Le, Global CEO of VinFast Auto Ltd., said: “The voting results today are a vote of confidence in VinFast from Black Spade shareholders. I am proud of the achievements we have accomplished so far and filled with eager anticipation for the exciting and promising opportunities that this collaboration will bring in the future.”

Mr. Dennis Tam, Chairman and Co-CEO, Black Spade Acquisition Co, shared, “We are thrilled to announce that our shareholders have overwhelmingly approved the Business Combination, demonstrating their continued confidence in the vision and potential of the partnership between Black Spade and VinFast. The proposals related to the Business Combination received resounding support from our shareholders, with approximately 99.99% of votes cast in favor of approving the Business Combination. Thanks to our shareholders’ unwavering support, we are one step closer to the exciting milestone of taking VinFast public.”

VinFast, a member of Vingroup JSC, was founded in 2017 and envisioned to drive the movement of global smart electric vehicle revolution. VinFast manufactures and exports a portfolio of e-SUVs, e-scooters and e-buses across Vietnam, North America, and, soon, Europe. The Company operates a state-of-the-art automotive manufacturing complex in Hai Phong that boasts up to 90% manufacturing automation and an annual production capacity (i.e., maximum number of vehicles that can be constantly manufactured in a year with additional shifts per day throughout the year) of up to 300,000 units per year in phase 1.

VinFast is committed to its mission of creating a sustainable future for everyone. The Company became a fully EV manufacturer in 2022, and has since delivered four EV models: VF e34, VF 8, VF 9 and VF 5 to customers in Vietnam to date. VinFast crossed an important milestone on the journey to becoming a recognized global EV brand with its first VF 8 EVs exported to North America earlier this year. On July 28, VinFast broke ground for the construction of its electric vehicle manufacturing site in North Carolina, marking a significant step in its global expansion and the Company’s supply chain development in North America.

Black Spade, listed on the NYSE American, was founded by Black Spade Capital, which runs a global portfolio consisting of a wide spectrum of cross-border investments, and consistently seeks to add new investment projects and opportunities to its portfolio.

Additional information about the proposed transaction, including a copy of the business combination agreement, is available in Black Spade’s Current Report on Form 8-K, filed on May 12, 2023 with the Securities and Exchange Commission (“SEC”) at www.sec.gov.

More information about the proposed transaction is available in VinFast registration statement on Form F-4 that include BSAQ’s proxy statement and VinFast’s prospectus in relation to the business combination, which was first filed with the SEC on June 15, 2023.

***

About VinFast

VinFast – a member of Vingroup JSC – is Vietnam’s leading automotive manufacturer committed to its mission of creating a green future for everyone. VinFast manufactures and exports a portfolio of electric SUVs, e-scooters and e-buses across Vietnam, the United States, and, soon, Europe. Learn more at www.vinfastauto.us.

About Black Spade Acquisition Co

Black Spade Acquisition Co (“BSAQ”) is a blank check company incorporated for the purpose of effecting a business combination (Special Purpose Acquisition Company). BSAQ was founded by Black Spade Capital, which runs a global portfolio consisting of a wide spectrum of cross-border investments, and consistently seeks to add new investment projects and opportunities to its portfolio. Learn more at: https://www.blackspadeacquisition.com.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between VinFast Auto Ltd. (the “Company”) and Black Spade Acquisition Co (“Black Spade”), including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, the Company or Black Spade’s expectations concerning the outlook for the Company’s business, productivity, plans and goals for product launches, deliveries and future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the Company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to the Company and Black Spade, and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed within the prescribed time frame, which may adversely affect the price of Black Spade’s securities, (ii) the risk that investors of the Company may not receive the same benefits as an investor in an underwritten public offering, (iii) the risk that the Black Spade securities may experience a material price decline after the proposed transaction, (iv) the adverse impact of any shareholder litigation and regulatory inquiries and investigations on the Company’s business, (v) a reduction of trust account proceeds and the per share redemption amount received by shareholders as a result of third-party claims, (vi) the risk that the transaction may not be completed by Black Spade’s business combination deadline and extension period, (vii) the risk that distributions from trust account may be subject to claw back if Black Spade is deemed to be insolvent, (viii) the ability of the Company to get approval for listing of its ordinary shares and warrants and comply with the continued listing standards of the Nasdaq, (ix) the failure to satisfy the conditions to the consummation of the transaction, certain of which are outside of Black Spade or the Company’s control, (x) the ability of the Company to achieve profitability, positive cash flows from operating activities and a net working capital surplus, (xi) the ability of the Company to fund its capital requirements through additional debt and equity financing under commercially reasonable terms and the risk of shareholding dilution as a result of additional capital raising, if applicable, (xii) risks associated with being a new entrant in the EV industry, (xiii) the risks that the Company’s brand, reputation, public credibility and consumer confidence in its business being harmed by negative publicity, (xiv) the Company’s ability to successfully introduce and market new products and services, (xv) competition in the automotive industry, (xvi) the Company’s ability to adequately control the costs associated with its operations, (xvii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality and volumes acceptable from its suppliers, (xviii) the Company’s ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers, (xix) the Company’s ability to establish manufacturing facilities outside of Vietnam and expand capacity within Vietnam timely and within budget, (xx) the risk that the Company’s actual vehicle sales and revenue could differ materially from expected levels based on the number of reservations received, (xxi) the demand for, and consumers’ willingness to adopt EVs, (xxii) the availability and accessibility of EV charging stations or related infrastructure, (xxiii) the unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers, (xxiv) failure to maintain an effective system of internal control over financial reporting and to accurately and timely report the Company’s financial condition, results of operations or cash flows, (xxv) battery packs failures in the Company or its competitor’s EVs, (xxvi) failure of the Company’s business partners to deliver their services, (xxvii) errors, bugs, vulnerabilities, design defects or other issues related to technology used or involved in the Company’s EVs or operations, (xxviii) the risk that the Company’s research and development efforts may not yield expected results, (xxix) risks associated with autonomous driving technologies, (xxx) product recalls that the Company may be required to make, (xxxi) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company, (xxxii) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates and (xxxiii) conflicts of interests with or any events impacting the reputations of Vingroup affiliates or unfavorable market conditions or adverse business operation of Vingroup and Vingroup affiliates. The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-4 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), Black Spade’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 10, 2023, Black Spade’s Quarterly Report on Form 10-Q for the three-months ended March 31, 2023, which was filed with the SEC on May 15, 2023, and other documents filed by the Company and/or Black Spade from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. The Company and Black Spade assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Black Spade gives any assurance that either the Company or Black Spade will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Black Spade or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to a proposed transaction between the Company and Black Spade. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. In connection with the Business Combination, the Company filed a registration statement on Form F-4 with the SEC (as may be amended from time to time, the “Registration Statement”) on June 15, 2023, which included a proxy statement of Black Spade and a prospectus of the Company. The SEC declared the Registration Statement effective on July 28, 2023.

The Registration Statement, including the proxy statement/prospectus contained therein, contains important information about the Business Combination and the other matters voted upon at the meeting of Black Spade’s shareholders approving the Business Combination (and related matters). Black Spade also filed other documents regarding the proposed transaction with the SEC. This document does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions.

Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Black Spade through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Black Spade may be obtained free of charge from Black Spade’s website at https://www.blackspadeacquisition.com/ or by written request to Black Spade at Black Spade Acquisition Co, Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central Hong Kong.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

Black Spade and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Black Spade’s shareholders in connection with the proposed transaction. Information about Black Spade’s directors and executive officers and their ownership of Black Spade’s securities is set forth in Black Spade’s filings with the SEC, including Black Spade’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 10, 2023, and the Registration Statement. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contact

VinFast Auto Ltd.

Investor Relations	Email: ir@vinfastauto.com

Black Spade Acquisition Co

Investor Relations	Email: ir@blackspadeacquisition.com

***

Exhibit 99.2

Black Spade Acquisition Co Announces Intention to Voluntarily Delist from NYSE

American LLC, Conditional Upon Consummation of its Pending Business Combination

with VinFast Auto Ltd.

HONG KONG – August 10, 2023 – Black Spade Acquisition Co (the “Company”) today announced that, in connection with its proposed business combination (the “Business Combination”) with VinFast Auto Ltd. (“VinFast”), it intends to voluntarily delist its units, Class A ordinary shares and warrants from the NYSE American LLC (“NYSE American”), subject to the closing of the Business Combination.

The Company’s decision to voluntarily delist its units, Class A ordinary shares and warrants from the NYSE American is due to the fact that upon the consummation of the Business Combination, the Company will become a wholly owned subsidiary of VinFast, and VinFast’s ordinary shares and warrants are expected to be traded on the Nasdaq Stock Market LLC (“Nasdaq”), subject to the closing of the Business Combination and the fulfillment of all applicable listing requirements of Nasdaq.

Trading of VinFast’s ordinary shares and warrants is currently expected to begin on Nasdaq at market open on or about August 15, 2023 under the symbols “VFS” and “VFSWW”, respectively, following the consummation of the Business Combination. The last day of trading of the Company’s securities on NYSE American is expected to be on or about August 14, 2023. The delisting from NYSE American and the listing on Nasdaq are subject to the closing of the Business Combination and the fulfillment of all applicable listing requirements of Nasdaq.

About Black Spade Acquisition Co

Black Spade Acquisition Co (“BSAQ”) is a blank check company incorporated for the purpose of effecting a business combination (Special Purpose Acquisition Company). BSAQ was founded by Black Spade Capital, which runs a global portfolio consisting of a wide spectrum of cross-border investments, and consistently seeks to add new investment projects and opportunities to its portfolio. Learn more at: https://www.blackspadeacquisition.com.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between VinFast Auto Ltd. (“VinFast”) and Black Spade Acquisition Co (“BSAQ”), including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, VinFast’s or BSAQ’s expectations concerning the outlook for VinFast’s business, productivity, plans and goals for product launches, deliveries and future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of VinFast. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to VinFast and BSAQ, and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed within the prescribed time frame, which may adversely affect the price of BSAQ’s securities, (ii) the risk that investors of VinFast may not receive the same benefits as an investor in an underwritten public offering, (iii) the risk that the BSAQ securities may experience a material price decline after the proposed transaction, (iv) the adverse impact of any shareholder litigation and regulatory inquiries and investigations on VinFast’s business, (v) a reduction of trust account proceeds and the per share redemption amount received by shareholders as a result of third-party claims, (vi) the risk that the transaction may not be completed by BSAQ’s business combination deadline and extension period, (vii) the risk that distributions from trust account may be subject to claw back if BSAQ is deemed to be insolvent, (viii) the ability of VinFast to get approval for listing of its ordinary shares and warrants and comply with the continued listing standards of the Nasdaq, (ix) the failure to satisfy the conditions to the consummation of the transaction, certain of which are outside of BSAQ’s or VinFast’s control, (x) the ability of VinFast to achieve profitability, positive cash flows from operating activities and a net working capital surplus, (xi) the ability of VinFast to fund its capital requirements through additional debt and equity financing under commercially reasonable terms and the risk of shareholding dilution as a result of additional capital raising, if applicable, (xii) risks associated with being a new entrant in the EV industry, (xiii) the risks that VinFast’s brand, reputation, public credibility and consumer confidence in its business being harmed by negative publicity, (xiv) VinFast’s ability to successfully introduce and market new products and services, (xv) competition in the automotive industry, (xvi) VinFast’s ability to adequately control the costs associated with its operations, (xvii) the ability of VinFast to obtain components and raw materials according to schedule at acceptable prices, quality and volumes acceptable from its suppliers, (xviii) VinFast’s ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers, (xix) VinFast’s ability to establish manufacturing facilities outside of Vietnam and expand capacity within Vietnam timely and within budget, (xx) the risk that VinFast’s actual vehicle sales and revenue could differ materially from expected levels based on the number of reservations received, (xxi) the demand for, and consumers’ willingness to adopt EVs, (xxii) the availability and accessibility of EV charging stations or related infrastructure, (xxiii) the unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers, (xxiv) failure to maintain an effective system of internal control over financial reporting and to accurately and timely report VinFast’s financial condition, results of operations or cash flows, (xxv) battery packs failures in VinFast or its competitor’s EVs, (xxvi) failure of VinFast’s business partners to deliver their services, (xxvii) errors, bugs, vulnerabilities, design defects or other issues related to technology used or involved in VinFast’s EVs or operations, (xxviii) the risk that VinFast’s research and development efforts may not yield expected results, (xxix) risks associated with autonomous driving technologies, (xxx) product recalls that VinFast may be required to make, (xxxi) the ability of VinFast’s controlling shareholder to control and exert significant influence on VinFast, (xxxii) VinFast’s reliance on financial and other support from Vingroup and its affiliates and the close association between VinFast and Vingroup and its affiliates and (xxxiii) conflicts of interests with or any events impacting the reputations of Vingroup affiliates or unfavorable market conditions or adverse business operation of Vingroup and Vingroup affiliates. The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of VinFast’s registration statement on Form F-4 filed by VinFast with the U.S. Securities and Exchange Commission (the “SEC”), BSAQ’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 10, 2023, BSAQ’s Quarterly Report on Form 10-Q for the three-months ended March 31, 2023, which was filed with the SEC on May 15, 2023, and other documents filed by VinFast and/or BSAQ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. VinFast and BSAQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither VinFast nor BSAQ gives any assurance that either VinFast or BSAQ will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by VinFast or BSAQ or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to a proposed transaction between VinFast and BSAQ. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. In connection with the Business Combination, VinFast filed a registration statement on Form F-4 with the SEC (as may be amended from time to time, the “Registration Statement”) on June 15, 2023, which included a proxy statement of BSAQ and a prospectus of VinFast. The SEC declared the Registration Statement effective on July 28, 2023.

The Registration Statement, including the proxy statement/prospectus contained therein, contains important information about the Business Combination and the other matters voted upon at the meeting of BSAQ’s shareholders approving the Business Combination (and related matters). BSAQ also filed other documents regarding the proposed transaction with the SEC. This document does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions.

Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BSAQ through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by BSAQ may be obtained free of charge from BSAQ’s website at https://www.blackspadeacquisition.com/ or by written request to BSAQ at Black Spade Acquisition Co, Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central Hong Kong.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

BSAQ and VinFast and their respective directors and officers may be deemed to be participants in the solicitation of proxies from BSAQ’s shareholders in connection with the proposed transaction. Information about BSAQ’s directors and executive officers and their ownership of BSAQ’s securities is set forth in BSAQ’s filings with the SEC, including BSAQ’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 10, 2023, and the Registration Statement. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contact

Black Spade Acquisition Co

Investor Relations	Tel: +852 3955 1316	Email: ir@blackspadeacquisition.com